Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

For Immediate Release – Press Release

Contact:	Marissa Hermo Datek (201) 761-8768 mhermo@datek.com	Mike Dunn Datek (201) 761-8767 mdunn@datek.com

Highlights of Datek Online Holdings Corp. Earnings Results

Jersey City, NJ – April 22, 2002 – Datek Online Holdings Corp. has reported highlights of its earnings results for the quarter and year ended December 31, 2001.

($ in thousands)

	Quarter ended	Year ended
	12/31/2001	12/31/2001
Net revenues[1]	$90,888	$376,362
Advertising and marketing expense	$13,140	$83,031
Pretax operating income[2]	$19,787	$47,096
Net income[3]	$12,045	$29,259

1.	Includes total revenues less interest expense.

2.	Includes $1.6 million and $10.1 million of severance and relocation expenses for the quarter and year, respectively.

3.	Includes $0.8 million and $3.2 million for the quarter and year, respectively, of equity in earnings of an unconsolidated affiliate, which is not included in the recently announced merger transaction.

About Datek Online Holdings Corp.
 Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company’s primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution and trading software services.

On April 8, 2002, Datek Online Holdings Corp. announced its intention to merge with Ameritrade Holdings Corporation. Investors are urged to read the joint proxy statement/prospectus that will be included in the registration statement on form S-4 concerning the proposed merger of Ameritrade Holdings Corporation and Datek Online Holdings Corp. to be filed with the Securities and Exchange Commission because it will contain important information. Investors will be able to obtain this document when filed for free from the commission’s Web site at www.sec.gov or from Ameritrade by contacting its corporate secretary.

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